Quaterra Resources Announces Positive Assay Results at MacArthur Copper
Project, Nevada and Potential for Resource Expansion

October 6, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) today announced positive results from a ten-hole core drilling program totaling 5,147 feet (1,569 meters) that was recently completed. The ten-hole program was designed to assess the likelihood that further drilling would upgrade portions of the resource from Inferred to Indicated and expand the overall size of the current resource. Mr. Travis Naugle, CEO states "We believe that additional drilling could accomplish these exciting objectives." These results are further discussed below and outlined in Table 1 below.

Three holes (QM-319, QM-320, and QM-328) were drilled on the north to northwestern edge of the current resource. Each hole intersected oxide and chalcocite mineralization. Significant intercepts include drill hole QM-320 (31.1 m @ 0.58% Cu, including 22.6 m @ 0.70% Cu); QM-328 (23.5 m @ 0.44% Cu); and QM-319 (10.8 m @ 0.14% Cu). Each drill hole contains additional acid soluble copper intercept (Table 1).

Holes QM-326 and QM-327, drilled on the southern edge of the current oxide resource (Figure 1), each intersected near surface oxide mineralization. Significant intercepts include 6.7 m @ 0.27% Cu and 7.3 m @ 0.70% copper from QM-326 and QM-327, respectively. Both holes also indicate the potential for additional oxide resource expansion to the south and southeast (Figure 2).

Drill holes QM-321 and QM-322 were drilled on the south/southeastern edge of the current oxide resource. Both drill holes intersected near surface oxide mineralization; QM-321 intersected 13.7 m @ 0.17% copper and QM-322 intersected 31.1 m @ 0.11% Cu. Both drill holes also indicate the potential for an additional oxide resource to the south. In addition, QM-322 was collared on a legacy MacArthur sub-grade stockpile, from which 12.3 m @ 0.13% copper was identified. The MacArthur sub-grade stockpile has not previously been sampled but based on these results, the Company may consider evaluating it for additional resource potential.

It is expected that the above results could increase the resource (Figure 2) and upgrade a portion of the current resource from inferred to measured/indicated status. The MacArthur resource estimate is in the process of being updated by Independent Mining Consultants (IMC); it is expected to be completed before the end of 2021.

Two additional drill holes (QM-323 and QM-324) were drilled to explore for additional oxide resource farther east and infill from previous oxide intercepts in this area. Each drill hole identified short, scattered oxide intercepts, and identified additional chalcocite and chalcopyrite mineralization. QM-323 includes 24.4 m @ 0.20% copper in the form of chalcopyrite and QM-324 includes 9.8 m @ 0.39% copper in the form of chalcocite and chalcopyrite. Please see Table 1 for additional intercepts. The potential for additional drilling in this area is under further evaluation.

Drill holes QM-319 and QM-320 were drilled to depths of 243.8 m and 362.3 m, respectively, to test under-drilled induced polarization geophysical anomalies. Both drill holes intersected zones of primary mineralization, occurring as wispy quartz-sericite-biotite-sulfide veinlets/vein haloes, which are commonly associated with porphyry-style mineralization in the Yerington District. These two drill holes provide important guidance for primary sulfide drilling in future programs.

TABLE 1. SIGNIFICANT INTERCEPTS
Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	% TCu	Mineralization Type
HOLE QM-319	136	171.5	35.5	10.8	0.14	oxide
	221	269	48	14.6	0.13	chalcocite
HOLE QM-320	62	115	53	16.2	0.17	oxide
	203.5	241	37.5	11.4	0.29	oxide & chalcocite
	272	378.5	106.5	32.5	0.58	oxide & chalcocite
includes	301	375	74	22.6	0.70	oxide & chalcocite
	955	1027	72	21.9	0.11	chalcopyrite
HOLE QM-321	50	95	45	13.7	0.17	oxide
	135.5	166.5	31	9.4	0.19	oxide
HOLE QM-322	11.5	40.5	29	8.8	0.13	MacArthur dump oxide
	338	450	112	34.1	0.11	oxide
HOLE QM-323	255	272.6	17.6	5.4	0.32	chalcopyrite
	332.5	343.5	11	3.4	0.24	chalcopyrite
	353.5	376	22.5	6.9	0.11	chalcopyrite
	399	479	80	24.4	0.20	chalcopyrite
HOLE QM-324	218	250	32	9.8	0.39	chalcocite & chalcopyrite
	264.5	275	10.5	3.2	0.20	chalcocite
HOLE QM-326	17	39	22	6.7	0.27	oxide
	159	190.5	31.5	9.6	0.11	oxide
	312	327.5	15.5	4.7	0.19	chalcopyrite
	364	375	11	3.4	0.19	chalcopyrite
HOLE QM-327	18.5	42.5	24	7.3	0.70	oxide
	96	128.5	32.5	9.9	0.13	oxide
	234.5	260	25.5	7.8	0.22	oxide
HOLE QM-328	194	271	77	23.5	0.44	chalcocite

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

FIGURE 1

MACARTHUR COPPER PROJECT

DRILLHOLE LOCATION MAP
OCTOBER 2021

PRELIMINARY ECONOMIC ASSESSMENT PIT OUTLINE
QM-320
QM-319
QM-328
QM-325
Section 1
QM-324
QM-322
QM-323
QM-321
QM-326
QM-327
N
1000 Ft
2021 DRILL HOLES

Figure 1, Plan Map

Figure 2, Section 1

Quality Assurance and Control

All drilling described is from core, contracted to National EWP, Elko, Nevada. Core samples were either sawed or split by SPS personnel in Yerington, Nevada and shipped to Skyline Assayers and Laboratories in Tucson, Arizona for sample preparation. Copper analyses were assayed using their "SEA-Cu" (total copper) "SEACuSEQ" (sequential copper leach) procedure with a 50 ppm detection limit. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

Technical information in this news release was approved by Thomas Patton, Chairman to the Company and a qualified person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada and continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman,
President, Quaterra Resources Inc.

For more information please contact:

Karen Robertson
Corporate Communications
778-898-0057

Email: info@quaterra.com
Website: www.quaterra.com

Disclosure note:

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.